MEMORIAL RESOURCE DEVELOPMENT CORP.

1301 MCKINNEY, SUITE 2100

HOUSTON, TEXAS 77010

April 4, 2014

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 4628

Washington, D.C. 20549-3561

Re:	Memorial Resource Development Corp.

Draft Registration Statement on Form S-1

CIK No. 0001599222

Submitted February 6, 2014

Dear Mr. Schwall:

Set forth below are the responses of Memorial Resource Development Corp., a Delaware corporation (“we” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated March 5, 2014 with respect to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on February 6, 2014, CIK No. 0001599222 (the “Draft Registration Statement”). Concurrently with the submission of this letter, we are publicly filing a Registration Statement (the “Registration Statement”) through EDGAR. For your convenience, we have also hand delivered five copies of this letter, the Registration Statement, and Registration Statement marked to show all changes made since the initial confidential submission of the Draft Registration Statement.

Each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to pages numbers and captions correspond to the Registration Statement, unless otherwise indicated.

Draft Registration Statement on Form S-1

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the

H. Roger Schwall

April 4, 2014

Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: We have not provided, nor have we authorized anyone to provide on our behalf, written materials to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). The underwriter that is participating in our initial public offering has confirmed to us that it has not published or distributed any research reports about us in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act. We undertake to supplementally provide the Staff with any such materials to the extent such materials are utilized in the future.

2.	Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional comments with respect to the proposed underwriting arrangements.

Response: The Company acknowledges the Staff’s comment and will ensure that the Staff, prior to any request from us to accelerate effectiveness of the Registration Statement, has received a letter or call from FINRA regarding the conclusion of FINRA’s review and the lack of any additional concerns with respect to the underwriting arrangements.

3.	A reading of your Cover Page and “Underwriting” section suggests that is a primary offering by the company only. However, the section “Principal and Selling Stockholders” suggests that there is a resale component to this offering. Please advise or revise to address this discrepancy.

Response: The Company acknowledges the Staff’s comment, and we have revised the disclosure to address this point. Please see the Cover Page and pages 17, 130 and 150.

Summary, page 1

4.	Please provide us with the petroleum engineering reports that were used as the basis for the December 31, 2013 proved reserves disclosed in your Exhibit 99.1 and Exhibit 99.2. You may furnish these materials on digital media such as flash drive or compact disk.

H. Roger Schwall

April 4, 2014

The report should include:

a)	One-line recaps in spread sheet format for each property sorted by field within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

b)	Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c)	Individual income forecasts for all the wells/locations in the proved developed and proved undeveloped categories;

d)	Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three largest wells/locations in the proved developed and proved undeveloped categories (6 entities in all) as well as the AFE/capital cost inventory for each of the three PUD properties. Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots. Include maps which present clearly the distance the three PUD properties are from productive, analogous wells;

e)	Producing rate vs. time extrapolations for the 21 horizontal Terryville wells presented on page four. As above, please ensure the decline parameters, EURs and cumulative production figures are presented.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please direct these engineering items to:

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4628

Attn: Ronald M. Winfrey

Response: In response to the Staff’s comment, the Company is providing the Staff supplementally with the requested petroleum engineering reports used as the basis for its proved oil and gas reserves disclosure as of December 31, 2013. Since the Company has included probable and possible oil and gas reserves disclosure in the Registration Statement, it is also providing the Staff supplementally with the requested petroleum engineering reports used as the basis for its probable and possible reserves disclosure as of December 31, 2013. Please note that such report is being furnished to the Staff under separate cover pursuant to Rule 418(b) under the Securities Act and

H. Roger Schwall

April 4, 2014

under the Freedom of Information Act and are not being filed electronically as part of this letter. The Company notes that its estimates of probable and possible reserves, which were prepared by management and audited by NSAI, are covered by an audit letter, which is included as Annex B-2 to the Registration Statement.

Overview, page 1

5.	Define the acronym “CAGR” as used in the table on page 2.

Response: The Company acknowledges the Staff’s comment, and we have revised the disclosure on pages 2 and 87 of the Registration Statement as requested.

Cotton Valley—Terryville Complex Horizontal Redevelopment, page 3

6.	We note your presentation on page 4 of performance parameters for the 21 horizontal Terryville wells with EUR and cumulative production in equivalent MMCFE units. Please expand the table here and on page 6 (for each of the three Lower Cotton Valley Zones) to present also the average EUR and cumulative production in appropriate units of “wet” natural gas and of condensate. This comment applies to pages 92 and 94 as well.

Response: The Company acknowledges the Staff’s comment. Due to space limitations, we have revised the tables on pages 89 and 92 as requested, and have provided a cross-reference from the tables on pages 4 and 8 to the revised tables on pages 89 and 92, respectively.

Our Structure and Restructuring Transactions, page 11

7.	Please add a chart that diagrams your ownership structure prior to the restructuring transactions. Also revise your charts to include the following:

(a)	Abbreviated names of each entity referenced throughout your filing;

(b)	Beneficial ownership by your executive officers and directors; and

(c)	Footnote or cross reference identifying the Funds.

Response: The Company acknowledges the Staff’s comments, and we have added a diagram on page 138 reflecting our ownership structure prior to the restructuring transactions and have provided a cross reference on page 15 to “Restructuring Transactions” which contains the diagram. Additionally, we have revised the applicable charts and diagrams on pages 15, 138 and 139 to include (a) abbreviated names of each entity referenced throughout our filing and (b) a footnote which (i) provides a cross-reference to the Principal and Selling Stockholders table on pages 130 and 131 for information on the beneficial ownership by our executive officers and directors and (ii) identifies the Funds.

H. Roger Schwall

April 4, 2014

8.	Expand the table on page 13 to indicate the beneficial owner(s) – e.g. having voting or investment power - of “The Funds”.

Response: The Company acknowledges the Staff’s comment, and we have revised the table on page 15 of the Registration Statement to provide a cross-reference to the Principal and Selling Stockholders table on pages 130 and 131 for information regarding beneficial ownership of the Funds.

Summary Historical Consolidated and Combined Pro Forma Financial Data, page 16

9.	Please revise your presentation so that the chronological ordering of your financial statements and other financial data presented in tabular form throughout the filing is consistent. Refer to Staff Accounting Bulletin Topic 11:E.

Response: The Company acknowledges the Staff’s comment, and we have revised the presentation of the financial data in the Registration Statement as requested.

Risk Factors, page 22

Risks Relating to this Offering and Our Common Stock, page 39

NGP controls more than a majority of our common stock, and its interests may conflict with those of our other stockholders, page 40

10.	Under a separate subcaption, please present the risks regarding conflicts of interest due your directors’ affiliation with Natural Gas Partners.

Response: The Company acknowledges the Staff’s comment, and we have revised the Registration Statement as requested. Please see page 43 of the Registration Statement.

Use of Proceeds, page 49

11.	Provide footnotes to the table directing investors to more discussion of the “cash consideration to certain former management members of WildHorse Resources” and “repayment of outstanding borrowings under WildHorse Resources’ credit agreements.”

Response: The Company acknowledges the Staff’s comment, and we have revised the Use of Proceeds table as requested. Please see page 52 of the Registration Statement.

H. Roger Schwall

April 4, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

Liquidity and Capital Resources, page 70

12.	We note your reference at page 38 to legal and contractual restrictions in your existing and future debt agreements that may limit your ability to access cash. Please provide more detail regarding such legal and contractual restrictions.

Response: The Company acknowledges the Staff’s comment. Please reference our disclosure on pages 73-76 in the section titled “Management’s Discussion and Analysis—Liquidity and Capital Resources—Debt Agreements” for detail regarding legal and contractual restrictions in our existing and future debt agreements. The Company respectfully advises the Staff that we are currently negotiating our revolving credit agreement, and we will provide additional detail in subsequent filings as it becomes available.

Business, page 89

Undeveloped Acreage Expirations, page 106

13.	We note your presentation of acreage expiry. Please expand this to disclose material PUD reserves, if any, that are attributed to acreage expiring before the PUD spud date. Expand the disclosure under the risk factor entitled “Our acreage must be drilled before lease expiration…” as well.

Response: The Company respectfully advises the Staff that there are no material proved undeveloped reserves attributable to our expiring acreage.

Marketing and Major Customers, page 110

14.	We note you state that you normally sell production to a relatively small number of customers. Please indicate any customers that accounted for more than 10% of your total revenue.

Response: The Company acknowledges the Staff’s comment, and we have revised the “Marketing and Major Customers” disclosure in the Registration Statement as requested. Please see pages 109 and F-32 of the Registration Statement.

H. Roger Schwall

April 4, 2014

Management, page 121

Board Composition, page 122

Corporate Governance Guidelines, page 124

15.	Please expand your disclosures to describe the NASDAQ corporate governance rules that your board intends to adopt.

Response: The Company acknowledges the Staff’s comment, and we have revised the Registration Statement. Please see page 123 of the Registration Statement.

Compensation Discussion and Analysis, page 125

16.	Please indicate whether any of your named executive officers has entered into employment agreements. We note that your exhibit index does not indicate any to be filed as exhibits.

Response: The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that it does not currently expect to enter into employment agreements with its named executive officers. The Company does, however, expect to enter into change of control agreements with its named executive officers and will file a form of the change of control agreement as an exhibit to a subsequent amendment to the Registration Statement.

Principal and Selling Stockholders, page 131

17.	For MRD LLC, please identify the natural person or persons who exercise sole and/or shared voting or dispositive powers over the securities offered for resale by that shareholder. See Compliance and Disclosure Interpretations: Regulation S-K, Question 140.02 at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: The Company acknowledges the Staff’s comment, and we have revised the Registration Statement as requested. Please see pages 130-131 of the Registration Statement.

Underwriting, page 149

18.	We note your statement that your officers and directors, MRD LLC, and certain former management members of WildHorse Resources are subject to lock-up provisions. Please also file all such lock-up agreements as exhibits.

Response: The Company acknowledges the Staff’s comment. A form of the lock-up agreement will be filed as an exhibit to the form of Underwriting Agreement on a subsequent amendment to the Registration Statement.

H. Roger Schwall

April 4, 2014

Memorial Resource Development LLC (Predecessor) Interim Financial Statements

Unaudited Condensed Consolidated and Combined Balance Sheets, page F-23

19.	We note from the disclosure on page F-18 that pro forma adjustment (f) is made to reflect a cash distribution from MRD LLC of $50 million to the Funds on November 4, 2013. Please tell us whether this distribution payable is reflected in the unaudited historical balance sheet of the predecessor as of September 30, 2013 or otherwise advise. In addition, please tell us whether the pro forma earnings per share information will give effect to the number of shares whose proceeds would be necessary to pay this distribution or otherwise advise. Refer to SAB Topic 1B3.

Response: The Company acknowledges the Staff’s comment. We confirm that $50 million distribution made to the Funds on November 4, 2013 was not reflected in the historical balance sheet of the predecessor as of September 30, 2013.

The sources used to fund these distributions related primarily to transactional activity and not to earnings from operations. Accordingly, the proceeds from this offering would not be necessary to pay these distributions.

Distributions to the Funds during 2013 were $732.4 million, all of which have been reflected in the historical balance sheet of the predecessor as of December 31, 2013. The amounts and sources to fund these distributions primarily included $225.0 million from a second lien term loan; $210.0 million from a December 2013 notes offering; $125.0 million from the sale of properties to Memorial Production Partners LP (the “MLP”), including the $50 million distribution made to the Funds on November 4, 2013; $105.0 million from the sale of 7,061,294 MLP common units owned by Memorial Resource Development LLC (“MRD LLC”); and $63.8 million from the sale of properties to third parties. The remaining $3.6 million of distributions made during 2013 did not exceed current year earnings.

As a private company, the predecessor did not have historical earnings per share. The denominator for purposes of our pro forma per share data will be the common shares expected to be outstanding immediately following the closing of our initial public offering (i.e., the denominator will not exceed the total number of shares to be issued in the offering).

20.	We also note from the disclosure on page F-19 that pro forma adjustment (p) includes adjustment to pay cash consideration to former managers of WildHorse Resources. Please tell us whether this represents a distribution payable or otherwise advise. Refer to SAB Topic 1B3.

Response: The Company acknowledges the Staff’s comment. In connection with the restructuring transactions occurring at the closing of our initial public offering, certain former management members of WildHorse Resources will contribute to us their outstanding incentive units in WildHorse Resources, as well as the remaining 0.1% of the membership interests in WildHorse Resources, and we will issue shares of our common stock and pay cash consideration to these former management members of WildHorse Resources. The portion of the total consideration related to acquiring the 0.1% membership interest will be accounted for as the acquisition of noncontrolling interests and the remaining portion related to the incentive units will be recorded as compensation expense within general and administrative expenses.

H. Roger Schwall

April 4, 2014

We do not believe the cash consideration to be paid to former management members of WildHorse Resources for their incentive units represents a distribution payable. The incentive units are subject to performance conditions, which relate to a liquidity event, that affect their vesting. Compensation cost is recognized only if the performance condition is probable of being satisfied at each reporting date. As of December 31, 2013, WildHorse Resources did not recognize any compensation cost associated with the consideration to be paid to former management members of WildHorse Resources for their incentive units at the closing of our initial public offering because the incentive unit performance conditions were not considered probable at December 31, 2013. However, we believe the performance conditions would become probable upon the closing of our initial public offering, which would be a liquidity event, and we would expect WildHorse Resources consequently to recognize compensation cost for such consideration at that time.

21.	Please revise your equity section to report the Noncontrolling interest separately from the Members’ equity and Previous owners. Refer to FASB ASC 810-10-45-16. This comment also applies to the audited balance sheet located on page F-63.

Response: The Company acknowledges the Staff’s comment, and we have revised our presentation in the Registration Statement to: (i) attribute and include the previous owners’ equity with members’ equity on the balance sheet and equity statement and (ii) include noncontrolling interest within the equity section on the balance sheet and equity statement, but separately from member’s equity. Please see pages F-22 and F-25 of the Registration Statement.

Unaudited Condensed Statements of Consolidated and Combined Operations, page F-24

22.	We note your presentation of previous owners in the condensed consolidated and combined financial statements as of September 30, 2013. Please provide supplemental earnings per share disclosure to reflect what earnings per share would have been if it had been restated to include all the earnings of the entities under common control for all periods presented. This comment also applies to the predecessor financial statements for the years ended December 31, 2012 and 2011.

Response: The Company acknowledges the Staff’s comments, and we have revised our “Unaudited Pro Forma Earnings Per Share” disclosure included in our Summary of Significant Accounting Policies footnote in the Registration Statement on page F-33 to set forth a calculation for pro forma earnings per share and supplemental pro forma earnings per share. The supplemental pro forma earnings per share metric reflect what pro forma earnings per share would have been if the previous owners’ earnings were included for all periods presented.

H. Roger Schwall

April 4, 2014

Memorial Resource Development LLC (Predecessor) Annual Financial Statements

Notes to Condensed Consolidated and Combined Financial Statements

Note 1. Background, Organization and Basis of Presentation, page F-67

23.	Please reconcile the predecessor financial statements included in the filing with i) your proposal for what to include in the registration statement in pre-filing correspondence dated August 6, 2013 and ii) the corresponding response letter dated August 13, 2013 with a different conclusion as to the entities that should comprise the financial statements of the predecessor.

Response: In our proposal for what to include in the Registration Statement in pre-filing correspondence dated August 6, 2013, the general partner of the MLP (“MEMP GP”) and BlueStone Natural Resources Holdings, LLC and its subsidiaries (“BlueStone”) were not included in the definition of “Contributed DevCo Companies” because, at that time, it was contemplated that these entities would not be contributed to MRD LLC. However, we subsequently decided that while MEMP GP will be contributed to the Company in connection with the closing of our initial public offering, BlueStone will not.

MEMP GP controls the MLP and therefore consolidates the MLP in accordance with accounting guidance in ASC 810-20-25. This accounting guidance contains a presumption that the general partner in a limited partnership controls that limited partnership. This presumption may be overcome if the limited partners have either (1) the substantive ability – either by a single limited partner or through a simple majority vote – to dissolve (liquidate) the limited partnership or otherwise remove the general partner without cause or (2) substantive participating rights. The partnership agreement of the MLP gives unitholders of the MLP the right to remove the general partner of the MLP upon affirmative vote of holders of 66 2/3% of the MLP’s outstanding units. Additionally, under the terms of the partnership agreement of the MLP, the limited partners do not have the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of business. Therefore, neither of the conditions listed above have been met to overcome the presumption of control by the general partner.

In connection with the closing of this offering, MRD LLC will contribute substantially all of its assets to the Company, other than its interests in BlueStone, MRD Royalty LLC, MRD Midstream LLC and the cash to be released from its debt service reserve account in connection with the redemption of the PIK notes. MRD Royalty LLC and MRD Midstream LLC were formed in January 2014 and March 2014, respectively. MRD Royalty LLC owns certain immaterial leasehold interests and overriding royalty interests in Texas and Montana. MRD Midstream LLC owns an indirect interest in certain immaterial midstream assets in North Louisiana. As of and during the year ended December 31, 2012, BlueStone accounted for 0.9% of MRD LLC’s consolidated revenues, 0.9% of MRD LLC’s consolidated production and 1.1% of MRD LLC’s consolidated total assets. As of and during the year ended December 31, 2013, BlueStone accounted for 3.0% of MRD LLC’s consolidated revenues, 1.7% of MRD LLC’s consolidated production and 0.4% of MRD LLC’s consolidated total assets. BlueStone sold substantially all of its remaining assets during the third quarter of 2013. Both the exclusion of

H. Roger Schwall

April 4, 2014

BlueStone and the retention by MRD LLC of the $50.0 million of cash to be released from its debt service reserve account in connection with redemption of the PIK notes are included as adjustments in our pro forma financial statements as of and for the year ended December 31, 2013.

Due to the inclusion of MEMP GP and based on the fact that substantially all of the assets of MRD LLC other than the items detailed above will be contributed to the Company, we believe that MRD LLC and its consolidated subsidiaries properly represent our predecessor for accounting and financial reporting purposes.

Note 17. Supplemental Oil and Gas Information (Unaudited), page F-108

Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves, page F-109

24.	Please expand your disclosure within footnote (1) on page F-111 to disclose the amount of future income tax expense that would have been included for the periods presented if you were not a tax exempt entity. You should provide such disclosure as you will no longer be a tax exempt entity upon the completion of your offering. You should also refer to this disclosure regarding the impact of future income taxes when discussing your standardized measure in any other places in your document, including where comparing differences between the standardized measure and PV-10.

Response: The Company acknowledges the Staff’s comment, and we have revised our disclosure under footnote (1) to the “Standardized Measure of Discounted Future Net Cash Flows” table in the Registration Statement on page F-72 to disclose the future income tax expense that would have been included for the periods presented if we not a tax exempt entity since upon closing of the offering will no longer be a tax exempt entity. We have also provided a cross-reference to this expanded disclosure on pages 6, 90 and 91 where standardized measure and PV-10 are discussed.

Oil and Natural Gas Reserves, F-109

25.	We note your statement, “NSAI was engaged to prepare or audit portions of our was engaged to prepare portions of our reserves estimates comprising approximately 74% of our recast estimated proved reserves (by volume) at December 31, 2012.” This conflicts with the statement in Exhibits 99.1 and 99.2 that your third party engineers estimated all of the reserves attributable to you. Please amend your document(s) to reconcile the statements here and elsewhere as appropriate.

Response: The Company acknowledges the Staff’s comments. We have revised the disclosure to clarify that NSAI has prepared all of our proved reserves estimates and has audited all of our probable and possible reserves estimates, which were prepared by our internal reserve engineers.

H. Roger Schwall

April 4, 2014

Signature Page

If you have any questions or comments concerning these responses, please call Kyle N. Roane, our Vice President, General Counsel and Corporate Secretary, at (713) 588-8370 or John Goodgame at Akin Gump Strauss Hauer & Feld LLP at (713) 220-8144.

Sincerely,

Memorial Resource Development Corp.

By:	/s/ Kyle N. Roane
Kyle N. Roane
Vice President, General Counsel and Corporate Secretary

cc:	John Goodgame, Akin Gump Strauss Hauer & Feld LLP
Shar Ahmed, Akin Gump Strauss Hauer & Feld LLP
Douglas E. McWilliams, Vinson & Elkins L.L.P.
Christopher Ray, Natural Gas Partners